FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Translation of letter to the National Securities Commission (Comisión Nacional de Valores), dated January 16, 2008, regarding the appointment of Mr. Franco Alfredo Agustín Pablo Livini as Chairman of the Board of Directors of the Company

Free Translation

NORTEL INVERSORA S.A.

Buenos Aires, January 16, 2008.

Dr. Eduardo Hecker

President

National Securities Commission (Comisión Nacional de Valores)

S.                     /                     D.

Dear Sirs:

Ref.: Appointment of New Chairman

I am pleased to address you as attorney-in-fact of Nortel Inversora S.A. (“Nortel Inversora” or “the Company”), to inform you that Mr. Oscar Carlos Cristianci requested to be replaced in the position of Chairman of the Board of Directors of the Company, keeping the position of Director, to be able to attend to other professional and personal commitments which would make it difficult for him to continue to carry out the duties involved in the management of a publicly held company.

The Board of Directors of the Company, accepting such request at a meeting held on this date, (a copy of the relevant portion of the minutes is attached), has named Mr. Franco Alfredo Agustín Pablo Livini as Chairman of the Board of Directors of the Company until the next General Shareholders’ Meeting.

Consequently, as established by the Annual General Shareholders’ Meeting held on April 27, 2007 and as resolved by the members of the Board of Directors at the abovementioned meeting, as of today’s date, the Board of Directors of Nortel Inversora is made up by the following:

CHAIRMAN: Franco Alfredo Agustín Pablo Livini. VICE CHAIRMAN: Ricardo Alberto Ferreiro. DIRECTORS: Oscar Carlos Cristianci; Eduardo Federico Bauer; Guillermo Michelson Irusta; Gustavo Sebastián Viramonte Olmos (Class A Preferred). ALTERNATE DIRECTORS: Bruno Iapadre; Pablo Ginnetty; Jorge Alberto Firpo; Horacio Walter Bauer; Alejandro Borda; Joaquin Acuña (Class A Preferred).-

With nothing further, I remain yours truly,

María Blanco Salgado

Attorney-in-Fact

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Free Translation of Excerpt from the Minutes of the Meeting of the Board of Directors of Nortel Inversora, S.A. held on January 16, 2008

Minutes of the Meeting Nº 183: At Alicia Moreau de Justo 50, 11th Floor, City of Buenos Aires, on the 16th day of January, 2008, at 11.00 a.m., the Board of Directors of NORTEL INVERSORA S.A. held a duly convened meeting, with the attendance of the undersigned Regular Directors and the members of the Supervisory Committee. Also present, Mr. José Gustavo Pozzi, Manager of the Company.

The meeting was presided over by Mr. Oscar Cristianci, who, after confirming there was a quorum, declared the meeting open and proceeded to business.

1.	Appointment of Chairman of the Company.

Mr Cristianci took the floor and stated that during Meeting N° 179, held on April 27, 2007 immediately after the Annual General Meeting that was held, the Board of the Company appointed him Chairman of the Board, duties which he had been performing up to that date. However –he added- he had recently come to the decision that he would resign from his position on account of the fact he needed more time to attend to other professional and personal commitments. He added that if he continued performing his duties as the Chairman his time would be very much limited, because the legal representation of the Company implied a very extensive amount of duties. Yet, he pointed out that he could continue as regular director, position to which he was appointed by the Shareholders’ Meeting, on account of the fact that this position did not imply the same dedication as that of the Chairman of a company under public offering.

As a consequence of this, Mr. Cristianci asked the directors to cast their opinion as regards the feasibility of appointing another regular member of the Board as the Chairman, until the next Meeting, in which case he would leave his chair the moment the other regular member took office. To that effect, he suggested and voted in favor of appointing Regular Director Mr. Franco Alfredo Agustín Pablo Livini as Chairman.

After a short discussion, the Board of Directors unanimously resolved to appoint Mr. Franco Alfredo Agustín Pablo Livini as Chairman of the Company, with Mr. Cristianci remaining as Regular Director. The Directors expressed their acknowledgement to Mr. Oscar Cristianci for his valuable contribution in his position as Chairman of the Company. Immediately after, Mr. Franco Alfredo Agustín Pablo Livini accepted his position as Chairman of the Company. Both directors ratified their special legal domiciles at the moment of their appointment, Minutes N° 179 of the Board of Directors, held on April 27, 2007. Thus, the Board was set up as follows:

Chairman:	Franco Alfredo Agustín Pablo Livini

Vice-Chairman:	Ricardo Alberto Ferreiro

Regular Directors:	Oscar Carlos Cristianci Eduardo Federico Bauer

2

Guillermo Michelson Irusta
Gustavo Sebastián Viramonte Olmos (Class APreferred)

Alternate Directors:	Bruno Iapadre
Pablo Ginnetty
Jorge Alberto Firpo
Horacio Walter Bauer
Alejandro Borda
Joaquín Acuña (Class A Preferred)

According to what was resolved during the Meeting held on April 27, 2007, Alternate Directors Mr. Bruno Iapadre and Mr. Jorge Alberto Firpo shall replace indistinctly Regular Directors Mr. Oscar Carlos Cristianci and Mr. Franco Alfredo Agustín Pablo Livini. Directors Mr. Pablo Ginnetty, Mr. Horacio Walter Bauer and Mr. Alejandro Borda shall replace Regular Directors Mr. Ricardo Alberto Ferreiro, Mr. Eduardo Federico Bauer and Mr. Guillermo Michelson Irusta, respectively, and Alternate Director Mr. Joaquín Acuña shall replace Regular Director Mr. Gustavo Sebastián Viramonte Olmos. All alternate directors shall, in the event of absence or hindrance, replace Regular Directors in the order abovementioned, pursuant to what was resolved during the Meeting held on April 27, 2007.

In compliance with the requirements of Section 4°, Chapter XXI of CNV [Centralized Stock Depository] Rules and Regulations, the Chairman informed that Mr. Livini and Mr. Cristianci are “non independent” directors.

Finally, Mr. Cristianci suggested that Ms. Jacqueline Berzon, Ms. Josefina Hernández Gazcón, Mr. Lucas Granillo Ocampo, Mr. Juan Pablo Sambrizzi, Ms. María Florencia Fontana, Ms. Carla Verónica Vaccaro, Mr. Federico Potocar, Ms. Natalia Soledad Suárez and/or Ms. Giselle Allegue shall be authorized through private writing to carry out what was resolved with respect to this particular item in the Agenda, in compliance with the Rules and Regulations of the Comisión Nacional de Valores and the Inspección General de Justicia (General Superintendent of Justice), granting them the power to publish notices, start registration formalities, answer observations, be notified of such observations that could be made by the comptrolling entity, grant any additional public writing and perform any and all the formalities necessary to fulfill the power granted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: January 17, 2008	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager